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                               April 1, 2021

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 22
                                                            Filed March 2, 2021
                                                            Response dated
March 2, 2021
                                                            Response dated
March 30, 2021
                                                            File No. 024-10896

       Dear Mr. Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 22

       General

   1. We note your responses to our prior comments. If true, please supplementally represent to us that, with respect
to every horse (including Collusion Illusion, Authentic, Lazy Daisy,
                                                        Shake It Up Baby, and
Mystique 17) represented in your filings, My Racehorse CA LLC, directly or indirectly,
is engaged daily on key operating decisions and has approval rights over a broad range of
day to day operational matters that directly impact the value of the lease agreements and
co-ownership agreements. Please also revise your disclosure, for example in the risk
factors section, to state, if true, that My Racehorse CA LLC, any series, the manager,
and/or any of their respective affiliates intend that no series will hold assets in which the
manager has limited or no management control, so that it is not considered to be an
investment company within the meaning of the Investment Company
 Michael Behrens
My Racehorse CA LLC
April 1, 2021
Page 2
       Act of 1940, as amended.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
April 1, 2021 Page 2
cc:       Christopher Tinen
FirstName LastName